A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
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Washington, D.C. 20549
U.S.A.



Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2005-02-22

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Increase in sales and profits at all business sectors – Henkel staying the course".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 190-2004.doc

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel staying the course", which we distributed to the media.

With my very best regards

Ernst Primosch

This information is meant for ALL employees. Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Press Release

Increase in sales and profits at all business sectors

Henkel staying the course

The Henkel Group increased both sales and operating profit (EBIT) in fiscal 2004. All business sectors contributed to improvements of 12.3 percent in sales and 12.7 percent in EBIT (before exceptional items). Corporate management will propose to the Annual General Meeting a 10 eurocent increase in dividend payout versus the prior year.

"Despite the difficult economic environment, 2004 was another good year for Henkel. We achieved our specified targets and have made Henkel well positioned for the future," said Ulrich Lehner, Chairman of the Management

Board of Henkel KGaA. "Strengthened by our US business and our presence in growth regions we intend to grow faster than our relevant markets in 2005. We also want to further improve the profitability of all our businesses."

Düsseldorf – The Henkel Group released its annual report for fiscal 2004. The reported **key financials** are as follows: In fiscal 2004, the Henkel Group achieved **sales** of 10,592 million euros, an increase of 12.3 percent. Organic growth – adjusted for foreign exchange and acquisitions/divestments – was 2.9 percent. **Operating profit (EBIT)** of the Henkel Group increased in 2004 by 172.1 percent to 1,920 million euros. Included in this figure however are exceptional items: the one-time gain from the Clorox transaction (1,770 million euros), charges arising from restructuring measures (408 million euros) and goodwill impairment charges (242 million euros). Before exceptional items, operating profit was 800 million euros, an increase of 12.7 percent. After adjusting for foreign exchange, the increase was 16.2 percent. **Return on capital employed (ROCE)** rose by 14.7 percentage points to 30.9 percent. Before exceptional items and due to acquisitions, ROCE was 13.0 percent. **Earnings per preferred share** amounted to 12.13 euros, before exceptional items to 3.82 euros. Corporate management will propose to the Annual General Meeting an increase in **dividend payout** from 1.20 euros to 1.30 euros per preferred share, and from 1.14 euros to 1.24 euros per ordinary share.

Net borrowings (excluding pension provisions) rose from 667 million euros in the previous year to 1,479 euros in 2004. The increase resulted from the financing of the Dial acquisition which was cushioned by the exchange of the Clorox stake. **Free cash flow** increased substantially from 580 million euros to 3,224 million euros, due mainly to the proceeds from the exchange of the Clorox stake and the repayment of the Cognis vendor note. Before exceptional items, free cash flow improved from 369 million euros to 529 million euros.

Expenditure on **research and development** in fiscal 2004 was 272 million euros, representing 2.6 percent of sales. The number of employees working in research, product development and application engineering is approximately 2,800, with the majority operating in Germany, France, Ireland, Japan and the USA.

Capital expenditures on property, plant and equipment for continuing operations amounted to 344 million euros, 23 million euros more than in the previous year.

Regional Performance

Europe/Africa/Middle East registered a slight increase in sales of 2.1 percent to 7,085 million euros. The growth drivers were the Henkel businesses in Eastern Europe. The increase after adjusting for foreign exchange was 3.1 percent. Due to a continuing low level of consumer demand, sales in **Germany** were below the previous year, although the situation improved during the second half of the year. Due primarily to the acquisition of Dial, which performed in line with Henkel's expectations, sales in **North America** rose by 76.5 percent to 2,000 million euros. This development benefited the Laundry & Home Care and Cosmetics/Toiletries business sectors. After adjusting for foreign exchange, the sales growth was 93.5 percent. Business performance in the emerging markets, namely in Latin America and the Asia-Pacific region, was very encouraging. In **Latin America**, sales increased by 27.5 percent to 471 million euros due to both acquisitions and organic growth. All business sectors contributed to the 41.8 percent increase, after adjusting for foreign exchange. In the **Asia-Pacific** region, sales rose by 10.9 percent to 775 million euros. After adjusting for foreign exchange, growth amounted to 16.8 percent. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors benefited particularly from the high growth dynamics in this region.

Business Sector Developments

At 3,617 million euros, sales of the **Laundry & Home Care** business sector were 17.7 percent higher than in the previous year. After adjusting for foreign exchange, sales rose by 21.9 percent. This increase is mainly attributable to the Dial acquisition. The heavy-duty detergents business benefited from the acquired Dial brand Purex, while the continuing operations in this segment suffered from weak market demand and the prevailing aggressive competitive environment, particularly during the first half of the year. In the special detergents segment, Henkel strengthened its market positions through the acquisition of the Mas brand in Mexico and expansion of its portfolio in the Middle East and Eastern Europe. Sales in household cleaners expanded in all regions, with Bref Power Cleaner – which has been launched throughout Europe since the third quarter of 2004 – significantly exceeding performance expectations.

Sales of the **Cosmetics/Toiletries** business sector rose by 18.7 percent to 2,477 million euros. After adjusting for foreign exchange, sales increased by 21.8 percent. The main contributors of this increase were the acquisitions of Dial, ARL and Indola. Particular priority was assigned to the further development of the hair cosmetics business. The colorants portfolio was strengthened with new and revamped products, and in Europe we successfully started to launch the styling brand got2b acquired from the US company ARL. The skin care business continued its improvement from previous years and benefited from the launch of the body care series Diadermine Body Perfect in several new countries. In the oral care business, which was stable overall, new tooth whitening products were launched. In the hair salon business, the premium hair care brand SEAH Hairspa continued to perform well and the business was expanded as a result of the acquisition of the salon brand Indola.

Sales of the **Consumer and Craftsmen Adhesives** business sector rose by 10.1 percent to 1,446 million euros. After adjusting for foreign exchange, sales increased by 13.8 percent. Aside from acquisitions, this performance was due to an organic growth rate well above the market average. In the segment adhesives and adhesive tapes for home, school and office, a new solvent-free all-purpose adhesive in gel form was launched under the name Power Pritt Gel. Adhesives and sealants for DIY

and craftsmen also further improved their market positions. The successful integration of the Makroflex and Lucky Silicone acquisitions likewise boosted growth in the sealants business. Business in the building adhesives segment continued to develop very well on a worldwide basis.

Sales of the **Henkel Technologies** business sector rose by 4.7 percent to 2,791 million euros. After adjusting for foreign exchange, sales increased by 8.8 percent. Aside from the growth regions of Asia-Pacific and Eastern Europe, where the results achieved were well above average, the businesses in Germany, the rest of Western Europe and Latin America also performed well. While sales in North America increased slightly after adjusting for foreign exchange, a decrease in demand in the automotive sector, one of Henkel's core business areas in the USA, somewhat dampened results.

Major Acquisitions and Divestments

The largest acquisitions in 2004 were made in the USA. Through the acquisition of **The Dial Corporation**, Scottsdale, Arizona, USA, Henkel has gained entry into the North American home care market and has further globalized its entire consumer goods business including its Cosmetics/Toiletries business sector. With the acquisition of **Advanced Research Laboratories (ARL)**, Costa Mesa, California, USA, Henkel has supplemented its existing hair cosmetics business in North America. The acquisition of **Sovereign Specialty Chemicals**, Chicago, Illinois, USA, has strengthened the adhesives, sealants and coating material businesses of both the Consumer and Craftsmen Adhesives and the Henkel Technologies business sectors. With the exchange of Henkel's stake in **The Clorox Company**, Oakland, California, USA, Henkel acquired from Clorox a subsidiary that, in addition to operating businesses (household cleaners and insecticides in North America and insecticides in South Korea), includes the previous Clorox stake in Henkel Ibérica and cash. Henkel has thus exchanged one of its financial investments for an operating business.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel has a 28.2 percent stake, reported sales for fiscal 2004 of 4,185 million US dollars, an increase of 11 percent versus the prior year. Net earnings for the year increased by 12 percent to 311 million US dollars. The market value of this participation on December 31, 2004 amounted to 2,544 million US dollars (previous year 1,990 million US dollars).

Employees

On December 31, 2004, the number of employees of the Henkel Group was 51,200, thereof 79 percent outside Germany.

Outlook

The Henkel Group expects to achieve organic growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005. Before exceptional items, Henkel expects growth in operating profit (EBIT)1, after adjusting for foreign exchange, to be in the high teens.

With income from the company's investment in Clorox now absent, Henkel expects earnings per preferred share (EPS)2 to remain at the high level of the previous year, assuming the US dollar does not excessively depreciate.

1 It should be noted that the EBIT figure will, with effect from January 1, 2005, increase due to the absence of scheduled goodwill amortization.

2 Taken on the basis of earnings per preferred share before goodwill amortization and exceptional items.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. People in 125 countries around the world trust in brands and technologies from Henkel.

February 22, 2005

This information contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Statements with respect to the future are characterized by the use of words such as "expect", "intend", "plan", "anticipate", "believe", "estimate", and similar terms. Such statements are not to be taken in any way as guaranteeing that those expectations will turn out to be accurate. Future performance and results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither undertakes nor plans to update any forward-looking statements.

Contact
Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
http://press.henkel.com

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